# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOLITIONRX LTD, CIK 0000093314
CUSIP: 928661206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1489 West Warm Springs Road, Suite 110, Henderson, Nevada (NV), 89014
Date of event which requires filing of this statement: 08/17/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001632108
Persons authorized to receive notices and communications: Jason A. Ozone, Lagoda Investment Management, L.P., 3 Columbus Circle, Floor 15, New York, New York (NY), 10019, (212) 309-7660

## Reporting persons
- Lagoda Investment Management, L.P. (CIK 0001632108): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,652,005; sole dispositive power 0; shared dispositive power 1,652,005; aggregate amount beneficially owned 1,652,005 (7.4% of the class)
  Comment: See Item 2 for additional information.
- Lagoda Investment Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,652,005; sole dispositive power 0; shared dispositive power 1,652,005; aggregate amount beneficially owned 1,652,005 (7.4% of the class)
  Comment: See Item 2 for additional information.
- Fatima Dickey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,652,005; sole dispositive power 0; shared dispositive power 1,652,005; aggregate amount beneficially owned 1,652,005 (7.4% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: VOLITIONRX LTD
Address of issuer's principal executive offices: 1489 West Warm Springs Road, Suite 110, Henderson, Nevada (NV), 89014
Comment: This Schedule 13D is filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended. The Reporting Persons previously reported their beneficial ownership of the Common Stock on Schedule 13G pursuant to Rule 13d-1(b), most recently by Amendment No. 6 thereto filed on August 14, 2026.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by (i) Lagoda Investment Management, L.P., a Delaware limited partnership (the "Investment Manager"), (ii) Lagoda Investment Management, LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "General Partner"), and (iii) Fatima Dickey, and relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of VolitionRx Limited, a Delaware corporation (the "Issuer"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The shares of Common Stock and warrants reported herein are held in accounts managed by the Investment Manager (collectively, the "Accounts"). The Investment Manager has voting power over the Common Stock and dispositive power over all securities of the Issuer held in the Accounts. Fatima Dickey, as the sole member of the General Partner, may be deemed to share such voting and dispositive power. As a result, as of the filing date of this Schedule 13D (the "Filing Date"), each Reporting Person may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), to beneficially own the Common Stock held in the Accounts and the Common Stock issuable upon exercise of the warrants held in the Accounts, as reported herein.
Residence or business address: The principal business address of each of the Reporting Persons is c/o Lagoda Investment Management, L.P., 3 Columbus Circle, Floor 15, New York, NY 10019.
Present principal occupation or employment: The principal business of the Reporting Persons is investment and/or investment management.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Fatima Dickey is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein are held in the Accounts and were acquired using assets of the respective Accounts in the ordinary course of the Investment Manager's business. An aggregate of approximately $10,970,373 was paid for the securities reported herein, excluding brokerage commissions. Except as reported in this Schedule 13D, no part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities reported herein were originally acquired on behalf of the Accounts in the ordinary course of the Investment Manager's business for investment purposes and, at the time of acquisition, without any purpose or effect of changing or influencing control of the Issuer. Accordingly, the Investment Manager previously reported its beneficial ownership on Schedule 13G pursuant to Rule 13d-1(b). As described more fully below, the Reporting Persons now hold the securities reported herein with a purpose or effect that may be deemed to relate to changing or influencing control of the Issuer, and this Schedule 13D is accordingly being filed pursuant to Rule 13d-1(e).

On or about August 17, 2026, Fatima Dickey delivered a letter to the Issuer's board of directors in which she expressed support for the Issuer's management and the long-term potential of the Issuer's intellectual property and products and recommended reductions in executive compensation and other operating expenses. The Reporting Persons do not currently intend to seek representation on the Issuer's board of directors.

Subject to applicable law, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer; to dispose of, or cause to be disposed of, any or all securities of the Issuer held in the Accounts; or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in each case as they deem advisable in light of their general investment and trading policies, market conditions or other relevant factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not currently have any plan or proposal that relates to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D, although they may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the Filing Date, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,652,005 shares of Common Stock, consisting of (i) 1,480,950 shares of Common Stock held in the Accounts and (ii) warrants exercisable for an aggregate of 171,055 shares of Common Stock held in the Accounts. The aggregate holdings reported herein represent approximately 7.4% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Securities Exchange Act based on (x) 22,193,701 shares of Common Stock outstanding, consisting of (A) 18,727,948 shares of Common Stock outstanding as of August 27, 2026, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 28, 2026, and (B) 3,465,753 additional shares of Common Stock issued on August 31, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2026, plus (y) 171,055 shares of Common Stock issuable upon exercise of warrants deemed beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as reported in this Schedule 13D, there have been no transactions by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: The disclosures regarding the Reporting Persons in Items 2(a) and 2(c) of this Schedule 13D are incorporated herein by reference. Except as reported in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The warrants reported herein consist of (i) warrants to purchase 46,055 shares of Common Stock at an adjusted exercise price of $12.00 per share, expiring in October 2030 (the "October 2025 Warrants"), and (ii) warrants to purchase 125,000 shares of Common Stock at an exercise price of $1.55 per share, expiring in June 2031 (the "June 2026 Warrants" and, together with the October 2025 Warrants, the "Warrants"). Each form of Warrant provides for a 4.99% beneficial ownership limitation, which may be increased or decreased at the holder's election, subject to a maximum of 9.99% and 61 days' prior notice to the Issuer of any increase. This description is qualified in its entirety by reference to the forms of Warrant, which are incorporated herein by reference as Exhibits 2 and 3.

Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships between any Reporting Person and any other person with respect to any securities of the Issuer, and none of the securities reported herein is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement.

Exhibit 2: Form of Closing Warrant (incorporated herein by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2025).

Exhibit 3: Form of Warrant (incorporated herein by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2026).

## Signatures
- Lagoda Investment Management, L.P.: /s/ Jason A. Ozone, Jason A. Ozone, Chief Financial Officer & Chief Compliance Officer (09/04/2026)
- Lagoda Investment Management, LLC: /s/ Fatima Dickey, Fatima Dickey, Sole Member (09/04/2026)
- Fatima Dickey: /s/ Fatima Dickey, Fatima Dickey (09/04/2026)
Comment: Not applicable.